SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. 15)

                            SPS Technologies, Inc.
                            ----------------------
                               (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  784626 10 3
                                --------------
                                (CUSIP Number)

                                 John F. Keane
                           Tinicum Enterprises, Inc.
                              990 Stewart Avenue
                         Garden City, New York, 11530
                                (516) 222-2874
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 16, 2003
                           -------------------------
            (Date of Event Which Requires Filing of This Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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CUSIP NO. 784626 10 3          13D                      PAGE 2 OF 10

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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Tinicum Investors                                          13-3800339
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                   (b) /_/

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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         /_/

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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     NUMBER OF      7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY             1,528,138
     OWNED BY      ------------------------------------------------------------
       EACH         8      SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH        -------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           1,528,138
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           0

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,528,138

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /_/

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.8%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-------------------------------------------------------------------------------

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CUSIP NO. 784626 10 3          13D                      PAGE 3 OF 10
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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Eric M. Ruttenberg                             ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                (b) /_/

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3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      /_/
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------

     NUMBER OF      7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            13,198
     OWNED BY      ------------------------------------------------------------
       EACH         8      SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           13,198

                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,198

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     /_/
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1%

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14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

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        CUSIP NO. 784626 10 3        13D                       PAGE 4 OF 10
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         RIT Capital Partners plc
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/
                                                                 (b) /_/

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3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     /_/

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom
-------------------------------------------------------------------------------

     NUMBER OF      7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            264,622
     OWNED BY       -----------------------------------------------------------
       EACH         8      SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH         -----------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           264,622
                   ------------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        264,622

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            /_/

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.1%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IV
-------------------------------------------------------------------------------

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      CUSIP NO. 784626 10 3            13D                      PAGE 5 OF 10
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Putnam L. Crafts, Jr.                               ###-##-####
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            a) /_/
                                                                    b) /_/

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3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       /_/

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------

     NUMBER OF      7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY             200,000
     OWNED BY      ------------------------------------------------------------
       EACH         8      SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH        ------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           200,000
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,000

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /_/
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

         This Statement constitutes Amendment No. 15 to the Statement on
Schedule 13D (the "Schedule 13D") initially filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors, L.P., a Delaware limited partnership, RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation, J. Rothschild Capital Management Limited, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, and Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies Inc., a Pennsylvania corporation (the "Issuer"). This Amendment No. 15 is being filed by Tinicum Investors, a Delaware general partnership ("Tinicum"), RIT, Mr. Eric M. Ruttenberg ("Mr. Ruttenberg"), and Mr. Crafts.

         Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The following is added to Item 4:

        On August 16, 2003, Precision Castparts Corp., an Oregon corporation ("Parent"), Star Acquisition, LLC, a Pennsylvania limited liability company of which Parent is the sole member ("Acquisition Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer, subject to the terms and conditions of the Merger Agreement, will be merged with and into Acquisition Sub and Acquisition Sub will be the surviving entity (the "Merger"). At the effective time of the Merger, each share of the Issuer common stock (other than the Excluded Shares (as such term is defined in the Merger Agreement)) will be converted into the right to receive, at the election of the holder and subject to the terms of the Merger Agreement, either cash, shares of Parent's common stock or the combination of cash and stock as determined pursuant to the terms of the Merger Agreement. A copy of the Merger Agreement was filed by the Issuer on Form 8-K dated August 19, 2003.

        In connection with the Merger Agreement, each of the reporting persons entered into a Voting Agreement with Parent, as described in Item 6 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Subsection (a) of Item 5 is hereby replaced in its entirety with the following:

        (a) As of August 16, 2003, the Reporting Persons beneficially owned an aggregate of 2,005,958 Shares (including a total of 5,486 Shares purchasable upon the exercise of certain options granted to Mr. Ruttenberg, who is a director of the Issuer (the "Option Shares")), which represent approximately 15.5% of the outstanding Shares (including the Option Shares, which have been treated as outstanding for purposes of computing percent of class), based on the 12,938,425 Shares reported as outstanding on August 4, 2003, in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. The number of Option Shares does not include 940 options granted to Mr. Ruttenberg which are currently not exercisable but which will become exercisable upon consummation of the transactions contemplated by the Merger Agreement. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Exchange Act, Tinicum, RIT, Mr. Ruttenberg and Mr. Crafts as a group may be deemed to beneficially own such Shares. As of the close of business on the date hereof, Tinicum, RIT, Mr. Ruttenberg, and Mr. Crafts had direct beneficial ownership of 1,528,138, 264,622, 13,198 (including the Option Shares), and 200,000 Shares, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The following is added to Item 6:

        On August 16, 2003, each of the reporting persons entered into a separate, but substantially similar Voting Agreement (the "Voting Agreement") with Parent. Pursuant to the Voting Agreement, each of the reporting persons has agreed, at any meeting of the shareholders of the Issuer, however called, and in any action taken by written consent of shareholders of the Issuer without a meeting, to vote the Issuer's shares of common stock owned by such person, and any Issuer's shares of common stock acquired after the date of the Voting Agreement and prior to the applicable record date ("New Shares"), (a) to approve the Merger and to approve and adopt the Merger Agreement, (b) to approve any action required in furtherance of the Merger, and (c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement or that would preclude fulfillment of a condition under the Merger Agreement to the Issuer's, Parent's or Acquisition Sub's respective obligations to consummate the Merger.

         Also, under the Voting Agreement, each of the reporting persons has agreed not, and agreed not to permit any person under his control, to (a) solicit any proxies in opposition to or competition with the consummation of the Merger, (b) directly or indirectly solicit, encourage, initiate or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal (as such term is defined in the Merger Agreement) or engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with any person relating to, an Acquisition Proposal, or (c) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Issuer for the purpose of opposing or competing with the consummation of the Merger.

         In addition to the above agreements, each of the reporting persons has agreed to certain restrictions upon such person's ability to transfer, sell, offer, contract or agree to sell, pledge or otherwise dispose of or encumber any of the shares owned by such person or any New Shares, unless the person or entity to whom such shares have been sold, transferred or disposed agrees to be bound by the Voting Agreement as if it is a party thereto. Furthermore, each of the reporting persons agreed to waive any rights of appraisal, or rights to dissent from the Merger that such reporting person may have.

         Copies of each of the Voting Agreements are filed as Exhibits hereto and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.           Description

     20 Voting Agreement dated as of August 16, 2003 by and between Tinicum Investors and Precision Castparts Corp.

     21 Voting Agreement dated as of August 16, 2003 by and between Eric M. Ruttenberg and Precision Castparts Corp.

     22 Voting Agreement dated as of August 16, 2003 by and between RIT Capital Partners plc and Precision Castparts Corp.

     23 Voting Agreement dated as of August 16, 2003 by and between Putnam L. Crafts, Jr. and Precision Castparts Corp.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  August 20, 2003

                                    TINICUM INVESTORS


                                    By: /s/ Eric M. Ruttenberg
                                       ----------------------------------------
                                       Name:  Eric M. Ruttenberg
                                       Title:  Managing Partner


                                    ERIC M. RUTTENBERG


                                    By: /s/ Eric M. Ruttenberg
                                       ----------------------------------------


                                    RIT CAPITAL PARTNERS PLC


                                    By: /s/ D.N. Wood
                                       ----------------------------------------
                                       Name:  D.N. Wood
                                       Title:  Alternate Director


                                    PUTNAM L. CRAFTS, JR.


                                    By: /s/ Putnam L. Crafts, Jr.
                                       ----------------------------------------

                                 EXHIBIT INDEX

Exhibit  No.           Description

    20 Voting Agreement dated as of August 16, 2003 by and between Tinicum Investors and Precision Castparts Corp.

    21 Voting Agreement dated as of August 16, 2003 by and between Eric M. Ruttenberg and Precision Castparts Corp.

    22 Voting Agreement dated as of August 16, 2003 by and between RIT Capital Partners plc and Precision Castparts Corp.

    23 Voting Agreement dated as of August 16, 2003 by and between Putnam L. Crafts, Jr. and Precision Castparts Corp.